UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Opus360 Corporation
                          ---------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   68400F109
                                 (CUSIP Number)
           Pekka Pere                         with copies to:
           Proha Plc                          Petri Y.J. Haussila, Esq.
           Maapallonkuja 1 A                  White & Case LLP
           FIN-02210 Espoo                    Etelaranta 14
           Finland                            FIN-00130 Helsinki
           011-358-20-4362-000                Finland
                                              011-358-9-228-228-641

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 11, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 68400F109
================================================================================




-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Proha Plc                I.R.S. IDENTIFICATION NO. ___________

-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland

--------------------------------------------------------------------------------
UMBER OF SHARES                      7      SOLE VOTING POWER
BENEFICIALLY OWNED                          4,719,299
BY EACH REPORTING
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,719,299
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                            [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                               OPUS360 CORPORATION

Item 1.   Security and Issuer

               This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Opus360 Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 39 West 13th Street, 3rd Floor, New York, New York.

Item 2.  Identity and Background

               (a) - (c); (f) This statement on Schedule 13D is being filed by Proha Plc ("Proha"), a public company listed on the Helsinki Stock Exchange, incorporated under the laws of Finland.

               Proha is a Finnish information technology services company that focuses on providing management services through the Internet. Proha provides technology and business applications and consulting and outsourcing services. The principal executive offices of Proha are located at Maapallonkuja 1 A, FIN-02210, Espoo, Finland, telephone: 011-358-20-4362-000.

               The  name,  citizenship,   business  address,  present  principal
occupation or employment of each member of the Board of Directors of Proha and the executive officers of Proha are set forth on Schedule I attached hereto.

               (d)-(e) During the last five years, neither Proha nor, to the best of Proha's knowledge, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           Not Applicable.


Item 4.    Purpose of the Transaction

          (a) - (j) Pursuant to the terms of the Share Exchange Agreement, dated April 11, 2001, by and among the Issuer and Proha (the "Share Exchange Agreement"), Proha entered into a Voting Agreement on April 11, 2001 (the
"Voting Agreement) by and among Ari Horowitz and Carlos Cashman (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to the Voting Agreement, the Stockholders granted Proha an irrevocable proxy (the "Irrevocable Proxy") which appointed Proha as each Stockholder's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by the Stockholders for the purposes described below. The Irrevocable Proxy does not give ownership of the shares of Common Stock owned directly or indirectly by the Stockholders to Proha and is subject to certain limitations, as set forth in the Voting Agreement. The Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Closing (as defined below),
(ii)  September  30,  2001,  and (iii)  the  termination  of the Share  Exchange
Agreement  pursuant  to the terms  thereof.  The  Voting  Agreement  is filed as
Exhibit 10.1 hereto.

          On April 11, 2001, Proha and the Issuer entered into the Share Exchange Agreement, which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K by the Issuer with the U.S. Securities and Exchange
Commission (the "SEC") on April 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer), the Issuer shall issue and Proha shall accept from the Issuer on the Closing Date (as defined below) a number of shares of Common Stock which shall represent 80% of the Common Stock on a fully-diluted basis as of the Closing Date (the "Opus Shares"). In consideration for the issuance of the Opus Shares on the Closing Date, Proha shall assign, transfer and deliver to the Issuer, and the Issuer shall take delivery at the Closing of (i) all of the issued and outstanding shares of Artemis Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Proha (the "Artemis Shares"), (ii) a number of shares of Intellisoft Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, equal to 19.9% of the issued and outstanding shares of Intellisoft Oy on a fully-diluted basis (the "Intellisoft Shares"), and (iii) a number of shares of Accountor Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, representing 19.9% of the issued and outstanding shares of Accountor Oy on a filly-diluted basis (the "Accountor Shares", and together with the Artemis Shares and the Intellisoft Shares, the "Exchanged Shares"). The date on which such transactions are to be consummated is referred to herein as the "Closing Date". Proha currently does not own any shares of Common Stock of the Issuer.

               The consummation of the transactions contemplated by the Share Exchange Agreement (the "Closing") is subject to conditions beyond Proha's control, such as (i) the approval of the transactions contemplated by the Share Exchange Agreement by the Issuer's stockholders (the "Stockholder Approval"), and (ii) approval of the transactions contemplated by the Share Exchange Agreement by Proha's stockholders.

               Pursuant to the Share Exchange Agreement, the Stockholders entered into the Voting Agreement whereby they agreed to (i) vote such Stockholder's shares of Common Stock in favor of the transactions contemplated by the Share Exchange Agreement at a meeting of the Issuer's stockholders called for the purpose of securing the Stockholder Approval, (ii) vote against any alternative transactions and certain extraordinary transactions involving a reorganization of the Issuer or a sale of all or substantially all of the assets of the Issuer, (iii) vote in favor of the issuance of Common Stock at the Closing, (iv) vote in favor of the amendment and restatement of the certificate of incorporation of the Issuer to reflect a four-for-one reverse stock split and a change in the name of the Issuer, and (v) vote in favor of Prohas's nominees to the Issuer's Board of Directors as of the Closing Date. In furtherance of the foregoing, each Stockholder has granted to Proha an Irrevocable Proxy to vote such Stockholder's shares of Common Stock as described above. On April 11, 2001, the Stockholders collectively owned 4,719,299 shares of Common Stock representing approximately 9.5% of the issued and outstanding shares of Common Stock as of April 11, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Voting Agreement). The Voting Agreement is filed as
Exhibit 10.1 hereto.

               The Share Exchange Agreement contains certain restrictive covenants (subject to certain exceptions) with respect to the conduct of the business of the Issuer from the date of the Share Exchange Agreement through the Closing, pursuant to which the Issuer has agreed, among other things, without the prior written consent of Proha, not to (i) declare and pay dividends, (ii) issue or sell any of its securities or make any other changes in its capital structures, (iii) amend its charters or bylaws, and (iv) enter into certain material transactions.

               Upon the Closing, the Board of Directors of the Issuer shall consist of 8 members, 5 of which shall be comprised of nominees of Proha. After the Closing, pursuant to the Share Exchange Agreement, the Issuer's Board of Directors will be adjusted as follows: so long as Proha, or any Proha successor, beneficially owns at least (i) 50% of the aggregate issued and outstanding share of Common Stock, the Issuer's Board of Directors shall include 5 nominees of Proha, (ii) 33.33% but less than 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 4 nominees of Proha, and (iii) 10% but less than 33.33% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 3 nominees of Proha.

               The Share Exchange Agreement may be terminated (i) by mutual agreement of the parties at any time, (ii) by either party if Stockholder Approval has not been obtained, (iii) by either party if a court of competent jurisdiction or any Governmental Authority shall have issued an order prohibiting the transactions contemplated by the Share Exchange Agreement, (iv) by the Issuer if the Board of Directors of Proha fails to recommend to Proha's stockholders approval of the Share Exchange Agreement and the transactions contemplated thereby or Proha breaches certain representations and warranties, and (v) by Proha if the Issuer's Board of Directors approves an alternative transaction, the Issuer violates certain covenants or if Proha is not satisfied with the Issuer's directors and officers insurance coverage in connection with the pending class action suit against the Issuer. The Share Exchange Agreement shall automatically terminate if the transactions contemplated by the Share Exchange Agreement are not consummated on or prior to September 30, 2001.

               If the Share Exchange Agreement is terminated by Proha under the circumstances described in clauses (ii) or (v) above, the Issuer is obligated to reimburse Proha for its out-of-pocket expenses (subject to certain limitations) incurred in connection with the Share Exchange Agreement and is obligated to pay Proha in certain circumstances a termination fee of up to $250,000.

               Pursuant to the Share Exchange Agreement, Proha shall exercise a purchase option within 90 days following January 1, 2002 to acquire the remaining and outstanding shares of Artemis International GmbH pursuant to the Share Option Agreement, dated December 4, 2000, by and between Proha and Holger Blumenthal and David Thomson. Proha shall transfer such shares to the Issuer at no additional consideration.

               The description of each of the agreements herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto or are incorporated by reference from other filings of the Issuer with the SEC.

               Other than as described herein, Proha nor, to the best if their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

               (a) As a result of the execution of the Voting Agreement, Proha may be deemed to be the beneficial owner of 4,719,299 shares of Common Stock, which would represent approximately 9.5% of the shares of issued and outstanding Common Stock as of April 11, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Voting Agreement). Proha expressly disclaims beneficial ownership of the shares of Common Stock which are subject to the Voting Agreement.

               (b) In respect of the shares of Common Stock subject to the Voting Agreement, Proha has the sole power to vote or direct to vote 4,719,299 shares of Common Stock, which would represent approximately 9.5% of the shares of issued and outstanding Common Stock as of April 11, 2001 (based on the Issuer's representations in the Share Exchange Agreement and the Voting Agreement). Proha does not have any power to dispose or direct the disposition of any shares of Common Stock.

               (c) Except as described herein, neither Proha nor, to the best of Proha's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Share Exchange Agreement. Pursuant to the Share Exchange Agreement, the Issuer, among other things, has agreed to issue to Proha the Opus Shares in consideration for which Proha shall transfer the Exchanged Shares to the Issuer. The Share Exchange Agreement contains covenants and closing conditions which are customary for similar transactions of this kind.

               Voting Agreement. Pursuant to the Voting Agreement, the Stockholders, who own an aggregate of approximately 9.5% of the issued and outstanding Common Stock (based on the Issuer's representations in the Share Exchange Agreement and Voting Agreement), granted the Irrevocable Proxy to Proha to vote all of their Common Stock with respect to the matters set forth in the Voting Agreement.

Item 7.  Material to be filed as Exhibits

10.1 Voting Agreement, dated April 11, 2001, by and among the Stockholders named therein and Proha Plc

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2001




                                       PROHA PLC



                                       By:/s/Pekka Pere
                                          ----------------------------------
                                          Name:  Pekka Pere
                                          Title: Chief Executive Officer

                                   Schedule I

Set forth below is the name, present principal occupation or employment of the Board of Directors and each executive officer of Proha Plc. The principal address of Proha Plc and, unless indicated below, the current business address for each individual listed below is Maapallonkuja 1 A, FIN-02210, Espoo, Finland, telephone: 011-358-20-4362-000.

Name/                                        Citizenship        Present  Principal  Occupation and Business Address
Position at Proha Plc/                                          of Employer
Current Business Address

Olof Odman/                                  Sweden             Chairman  and  Managing   Director  of  Cobnet  AB,
Chairman of the Board                                           Neglinge Center, 133 33 Saltsjobaden, Sweden
of Directors/
Neglinge Center, 133 33 Saltsjobaden,
Sweden

Pekka Pere/                                  Finland            Chief Executive Officer of Proha Plc
Director and Chief Executive Officer

Klaus Cawen/                                 Finland            Senior Vice  President of Kone  Corporation,  Eliel
Director                                                        Saarisen tie Pb 26, FIN-00401, Helsinki, Finland

Alec Gores/                                  United States      Chairman of Gores Technology Group,  10877 Wilshire
Director/                                                       Boulevard,  Suite  1805,  Los  Angeles,  California
10877 Wilshire Boulevard, Suite 1805, Los                       90024
Angeles, California  90024

Pekka Makela/                                Finland            Senior Consultant at Proha Plc
Director/Senior Consultant

Steven Yager/                                United States      President  and Chief  Executive  Officer of Artemis
Director/                                                       Acquisition   Corporation   and  the   subsidiaries
6260 Lookout Road                                               thereof,  6260  Lookout  Road,  Boulder,   Colorado
Boulder, Colorado  80301                                        80301

Juha Tommila/                                Finland            Chief   Executive    Officer   of   Accountor   Oy,
Vice President of Financial Management                          Maapallonkuja 1 A FIN 02210, Espoo, Finland
Business Area of Proha Plc

Raimo Vaalasranta/                           Finland            Chief   Executive   Officer  of   Intellisoft   Oy,
Vice President of the Internet Business                         Maapallonkuja 1 A FIN 02210, Espoo, Finland
Technologies Area of Proha Plc

                                  EXHIBIT INDEX



10.1 Voting Agreement, dated April 11, 2001, by and among the Stockholders named therein and Proha Plc